Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 7, 2012

VIA EDGAR AND FEDERAL EXPRESS

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Hexion U.S. Finance Corp.
Registration Statement on Form S-4
Filed April 17, 2012
File No. 333-180774

Dear Mr. Ingram:

On behalf of Hexion U.S. Finance Corp., a Delaware corporation (the “Issuer”), this letter sets forth the Issuer’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 4, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Issuer has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1.

General

1.	We note that your guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances.

Please advise us as to whether the indenture contains any provisions for the release of the parent’s guarantee. If such release provisions do exist, you may be disqualified from relying on the exception contained in Rule 3-10 of Regulation S-X and each

Jay Ingram, May 7, 2012 - Page 2

issuer of a guaranteed security and each guarantor of that security must file the financial statements specified in Regulation S-X for a registrant.

As for the release provisions applicable to the subsidiary guarantees, please advise us as to whether or not those provisions apply in only customary circumstances. If the release provisions are so limited, please revise your footnote disclosure to indicate that the full and unconditional guarantees of the subsidiary guarantors are subject to customary release provisions.

Response:

The Issuer respectfully advises the Staff that the provisions in Section 10.02(b) of the indenture relating to the release of guarantees in certain circumstances are limited to the guarantees of Restricted Subsidiaries (as defined in the indenture), and such release provisions do not apply to the guarantee of Momentive Specialty Chemicals Inc., the parent company of the Issuer. The Issuer further advises the Staff that the release provisions set forth in Section 10.02(b) of the indenture apply only in customary circumstances, for example, upon the sale or disposition of a Restricted Subsidiary. The footnote disclosure in the Registration Statement indicates that the full and unconditional guarantees of the subsidiary guarantors are subject to customary release provisions. Please see page F-52 of Amendment No. 1.

Prospectus Cover Page

2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight on the twentieth business day. See Rule 14d1(g)(3).

Response:

The Issuer acknowledges the Staff’s comment and has revised the cover page, pages 8, 9, 150, 154 and 155 and Exhibits 99.1, 99.2, 99.3 and 99.4 of Amendment No. 1 to reflect that the exchange offer will be open through midnight on the twentieth business day.

Market and Industry Data and Forecasts, page iii

3.	Please remove the disclaimer in the first sentence of the second paragraph under this heading. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Jay Ingram, May 7, 2012 - Page 3

Response:

The Issuer acknowledges the Staff’s comment and has revised page iii of Amendment No. 1 in response to the Staff’s comment.

The Exchange Offer, page 148

Expiration Date: Extensions; Amendments; Termination, page 150

4.	Please confirm in your prospectus that any notice of extension will disclose the number of initial notes tendered as of the date of the notice in compliance with Rule 14e-1(d).

Response:

The Issuer has revised page 150 of Amendment No. 1 in response to the Staff’s comment.

Item 22. Undertakings, page 11-19

5.	Please provide the undertakings required by Items 512(a)(5)(ii) and (6) of Regulation S-K.

Response:

The Issuer has revised page II-19 of Amendment No. 1 in response to the Staff’s comment.

Exhibit 23.1

6.	Please file an auditor’s consent that relates to the subject registration statement on Form S-4.

Response:

The Issuer has included an auditor’s consent that relates to Amendment No. 1 in response to the Staff’s comment.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0124 (facsimile) with any questions or comments regarding this letter.

Jay Ingram, May 7, 2012 - Page 4

Sincerely,

/s/ David S. Huntington, Esq.

David S. Huntington, Esq.

of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Specialty Chemicals Inc.

Gregory A. Ezring, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP